

Search Mailchimp

Live expert help



Create

Campaigns ⌃

All campaigns

SMS   New

Automations ⌃

Overview

All journeys

Pre-built journeys

Transactional email

Audience ⌃

🕐 **28 days left** to access free set up for your new plan.

Schedule a call



Friends Of LAB - New Look

Campaign Preview   HTML Source   Plain-Text Email   Details

Feedback



LILLIAN AUGUSTA BEAUTY

welcome to